July 26, 2010

To our Shareowners:

We are pleased to inform you that ADC Telecommunications, Inc. (the "Company") has entered into a merger agreement providing for the acquisition of the Company by Tyco Electronics Ltd. ("Tyco Electronics"), a leading global provider of engineered electronic components, network solutions, specialty products and subsea telecommunication systems with 2009 sales of $10.3 billion. In accordance with the merger agreement, Tyco Electronics, through an indirect wholly owned subsidiary, has today commenced a tender offer to purchase all of the outstanding shares of the Company's common stock for $12.75 per share in cash, without interest.

The tender offer is conditioned upon, among other things, (i) more than 50% (taken together with shares then owned by Tyco Electronics) of the Company's outstanding shares, determined on a fully diluted basis, being validly tendered and not withdrawn and (ii) the receipt of certain required regulatory approvals, prior to the expiration of the offer. Upon its completion, the tender offer will be followed by a merger in which each share of the Company's common stock not purchased in the tender offer will be converted into the right to receive $12.75 per share in cash, net to the seller.

The offer and withdrawal rights expire at 12:00 midnight, New York City time, on Monday, August 23, 2010, unless the offer is extended by Tyco Electronics.

Your Board of Directors has unanimously determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are advisable, fair to and in the best interests of the Company's shareowners, has unanimously approved the merger agreement and the transactions contemplated thereby, including the offer and the merger, and unanimously recommends that the Company's shareowners accept the offer and tender their shares in the offer.

In addition to the attached Schedule 14D-9 relating to the offer, also enclosed are Tyco Electronics' Offer to Purchase, dated July 26, 2010, together with related materials to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read these materials carefully and in their entirety.

On behalf of the Board of Directors and management of the Company, we thank you for your support.

Very truly yours,

Robert E. Switz
 Chairman, President, and Chief Executive Officer

Mailing Address: P.O. Box 1101, Minneapolis, Minnesota 55440-1101 USA
World Headquarters: 13625 Technology Drive, Eden Prairie, Minnesota USA
tel 952.938.8080    fax 952.917.1717    www.adc.com